UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 20, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754 and the Registration Statement on Form S-8, File No. 333-147186 and in future registration statements of Navios Maritime Holdings Inc. (the “Company”) if such registration statement so provides, including the Company’s Form F-4 filed on the date hereof, as described below.

On July 10, 2012, the Company and Navios Maritime Finance (US) Inc., a wholly owned finance subsidiary of the Company, issued $88.0 million aggregate principal amount of 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”). The terms of the Notes are identical to the $400 million of 8 7/8% First Priority Ship Mortgage Notes due 2017 that were issued on November 2, 2009 (the “Existing Notes”). This Form 6-K is being filed to update certain financial information for purposes of the Form F-4 registering the Notes as required by the Company’s registration rights agreement entered into on July 10, 2012 with respect to the Notes.

The Form 20-F for the year ended December 31, 2011 was originally filed with Securities and Exchange Commission (the “SEC”) on March 28, 2012 (the “Form 20-F”). This Form 6-K includes as Exhibit 99.1, the audited financial statements from the Form 20-F with supplemental information provided in the footnote relating to the guarantor and non-guarantor subsidiaries of the Company’s 8 7/8% First Priority Ship Mortgage Notes due 2017. Note 25-Other Financial Information of the Form 20-F has been modified to provide supplemental information as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, 2010 and 2009 that reflects the current guarantors of the Company’s 8 7/8% First Priority Ship Mortgage Notes due 2017 as of July 10, 2012. Other than providing the supplemental information relating to Note 25 and subsequent events occurring after December 31, 2011 to Note 26, this Form 6-K does not amend or update the Company’s financial statements and disclosure included in the Form 20-F.

Exhibits

Exhibit No.	Exhibit

99.1	Navios Maritime Holdings Inc. Consolidated Financial Statements for the year ended December 31, 2012.

99.2	Consent of PricewaterhouseCoopers S.A.

101	The following materials from the Company’s 6-K containing its updated audited financial statements for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2011 and 2010; (ii) Consolidated Statements of Comprehensive Income for each of the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2010 and 2009; and (v) the Notes to Consolidated Financial Statements as blocks of text.*

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: July 20, 2012